Exhibit 99.1

News Release

BROOKFIELD ASSET MANAGEMENT COMPLETES SPIN-OFF OF BROOKFIELD PROPERTY PARTNERS

TORONTO, CANADA, April 15, 2013 – Brookfield Asset Management Inc. (“Brookfield”) (TSX: BAM.A) (NYSE: BAM) (EURONEXT: BAMA) today announced the completion of the spin-off of Brookfield Property Partners L.P. (“BPY”) (TSX: BPY.UN) (NYSE: BPY), a newly-created company which owns substantially all of Brookfield’s commercial property assets.

The spin-off was effected by way of a special dividend of units of BPY to holders of Brookfield’s Class A and B limited voting shares (the “Shares”) as of the record date, March 26, 2013. Each holder of Shares received one BPY unit for approximately every 17.42 Shares (that is, approximately 0.0574 BPY units for each Share). Shareholders of Brookfield now own 35,839,414 BPY units, or 7.56% of BPY, and Brookfield owns the remaining 92.44% of BPY (assuming the exchange of all of Brookfield’s redeemable partnership units, which it holds in an affiliate of BPY, for BPY units). The BPY units commenced regular-way trading on the Toronto Stock Exchange and the New York Stock Exchange this morning under the symbols “BPY.UN” and “BPY” respectively.

“Brookfield Property Partners public listing opens an exciting new chapter in the growth of a leading global commercial property company, with the scale and expertise needed to deliver superior long term performance,” said Ric Clark, chief executive officer at Brookfield Property Partners and Senior Managing Partner and head of the global property group at Brookfield Asset Management.

“This final step in the launch of Brookfield Property Partners significantly furthers our asset management strategy, providing investors with access to our real asset platforms through three flagship listed entities which deliver income, growth and a portfolio of strongly performing private equity funds”, commented Bruce Flatt, Chief Executive Officer of Brookfield.  “BPY joins our two other high dividend yield and growth entities, Brookfield Infrastructure Partners and Brookfield Renewable Energy Partners, which since their inceptions, have delivered annual compound returns in excess of 15%.”

Brookfield shareholders will receive a cash payment in lieu of any fractional interests in the BPY units. Brookfield will use the volume-weighted average of the regular-way trading price of the BPY units for the five trading days immediately following the spin-off to determine the value of the BPY units for the purpose of calculating the cash payable in lieu of any fractional interests.  Payment of this cash amount will be made by check and mailed on or about April 24, 2013.

Prior to completion of the spin-off, BPY acquired from Brookfield substantially all of its commercial property operations, including its office, retail, multi-family and industrial assets, including approximately $157 million worth of ownership interests that Brookfield acquired on April 12, 2013 from fellow investors in the consortium that holds underlying common shares and warrants of General Growth Properties, Inc. and common shares of Rouse Properties, Inc. As consideration for these interests, the investors received approximately $110 million in cash and a note for approximately $47 million that was issued by one of BPY’s holding entities and matures on October 12, 2013. This transaction resulted in an increase in the value of the special dividend of BPY units to Brookfield shareholders from the $1.45 value per Share that was estimated upon declaration of the dividend to $1.47 per Share upon payment, or approximately $920 million dollars in the aggregate, based on International Financial Reporting Standards carrying values.

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In order to satisfy Canadian withholding tax and U.S. “backup” withholding tax obligations on the special dividend, a portion of the BPY units otherwise distributable to non-Canadian investors will be withheld from registered shareholders. For non-Canadian beneficial owners of Brookfield shares registered in the name of a broker or other intermediary, these withholding tax obligations will be satisfied in the ordinary course through arrangements with the broker or intermediary. Beneficial owners should consult their brokers to determine how the withholding tax obligations will be satisfied for their units and on any questions they may have regarding fractional units.

As contemplated in BPY’s Form 20-F filed with the U.S. Securities and Exchange Commission and its Canadian Prospectus and U.S. Information Statement filed with the Ontario Securities Commission, on April 14, 2013 the existing board of directors of BPY’s general partner was replaced in its entirety and expanded to seven members, a majority of whom are independent of BPY and Brookfield.  The seven members of the board of directors are Gordon E. Arnell, Omar Carneiro da Cunha, Stephen DeNardo, J. Bruce Flatt, Louis Joseph Maroun, Lars Rodert and José Ramón Valente Vías. For biographical information about BPY’s directors please refer to the section entitled “Governance” beginning on page 121 of the Form 20-F and page 123 of the Canadian Prospectus and U.S. Information Statement.

Further details regarding the operations of Brookfield Property Partners are set forth in regulatory filings. A copy of the filings may be obtained through the website of the SEC at www.sec.gov and on BPY’s SEDAR profile at www.sedar.com.

Brookfield Asset Management Inc. is a global alternative asset manager with over $175 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield has a range of public and private investment products and services, which leverage its expertise and experience and provide it with a competitive advantage in the markets where it operates.

Brookfield Property Partners is a commercial real estate owner, operator and investor operating globally. Its diversified portfolio includes interests in over 300 office and retail properties encompassing more than 250 million square feet. In addition, the company has interests in approximately 15,600 multi-family units, 29 million square feet of industrial space and an 18 million square foot office development pipeline. Brookfield Property Partners’ goal is to be the leading global investor in best in class commercial property assets.

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For more information about Brookfield Asset Management, please visit its web site at www.brookfield.com or contact:

Media:	Investors:
Andrew Willis SVP, Communications & Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Katherine Vyse SVP, Investor Relations Tel: (416) 369-8246 Fax: (416) 363-2856 Email: katherine.vyse@brookfield.com

For more information about Brookfield Property Partners, please visit its web site at www.brookfieldpropertypartners.com or contact:

Melissa Coley
Vice President, Investor Relations & Communications
Tel: 212-417-7215
Email: melissa.coley@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “continue,” “expect,” “intend,” “believe,” derivations thereof and other expressions, including conditional verbs such as “may,” “will,” “could,” “would,” and “should,” are predictions of or indicate future events, trends or prospects or identify forward-looking statements. Forward-looking statements in this news release include statements with respect to: our expectations for Brookfield Property Partners L.P.; the anticipated benefits of the spin-off; and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although Brookfield Asset Management and Brookfield Property Partners believe that BPY’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; regulatory and political factors within the countries in which the company operates; availability of new tenants to fill property vacancies; tenant bankruptcies; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; changes in accounting policies to be adopted under IFRS; and other risks and factors detailed from time to time in BPY’s Form 20-F filed with the Securities and Exchange Commission as well as other documents filed by BPY with the securities regulators in Canada and the United States.

We caution that the foregoing factors that may affect future results are not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management or Brookfield Property Partners, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the companies undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

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